Exhibit 99.1

CANADA GOOSE ANNOUNCES AGREEMENT TO SELL BAFFIN TO ROYER

TORONTO, ONTARIO, August 5, 2026 – Canada Goose Holdings Inc. (NYSE: GOOS, TSX: GOOS) today announced it has entered into an agreement to sell Baffin Limited, the Canadian performance footwear brand, to L.P. Royer Inc., a leading Canadian manufacturer of work and military footwear.

Canada Goose acquired Baffin in 2018 as its first step into the footwear category, gaining valuable expertise and infrastructure as the company began building its own footwear capabilities as part of its lifestyle product expansion strategy.

“This transaction is about focus. We’ve made meaningful progress evolving Canada Goose into a year-round lifestyle brand, and this gives us the opportunity to continue that momentum by simplifying our operating model, focusing resources on our highest-priority opportunities and drive long-term profitable growth,” said Dani Reiss, Chairman & CEO, Canada Goose. “Paul Hubner has done a fantastic job building Baffin into the strong Canadian brand it is today. I’m grateful for everything he and the team have contributed over the years, and I’m excited to see Baffin continue to grow with Royer.”

Founded in 1979, Baffin has built a compelling reputation for technical footwear designed to perform in some of the world’s most demanding environments. The brand is known for innovation, durability and craftsmanship, with deep Canadian roots and a strong performance heritage.

Since launching its first footwear collection in 2021, Canada Goose has continued to invest in and expand the category, growing from extreme-weather boots into a broader assortment that includes lightweight hikers, everyday performance styles and sneakers. That evolution reflects Canada Goose’s long-term commitment to footwear and its vision of building a broader lifestyle offering. The transaction allows for even greater focus and investment behind the Canada Goose brand across categories, seasons and markets.

“Baffin is a respected Canadian brand with a long history of technical performance, durability and product expertise,” said Simon La Rochelle, President, Royer. “We have long admired Baffin’s heritage and look forward to supporting its continued growth while preserving the qualities that have made it successful.”

The transaction is expected to close in August, subject to customary closing conditions.

About Canada Goose

Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

About Royer

Founded in 1934 and headquartered in Sherbrooke, Quebec, Royer is a Canadian manufacturer of technical footwear recognized for its performance, comfort, and durability, serving workers across the most diverse industrial sectors — mining, oil and gas, metallurgy, construction, and heavy industrial manufacturing.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed divestiture of Baffin and expected closing and timing thereof. These forward-looking statements generally can be identified by the use of words such as “could,” “continue,” “expect,” “may,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that the proposed divestiture of Baffin does not close for any reason and the other risk factors that are discussed in our Management’s Discussion and Analysis (“MD&A”) for the year ended March 29, 2026, and for the first quarter ended June 28, 2026, as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2026. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Canada Goose considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Canada Goose. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

Contact

Canada Goose:

media@canadagoose.com

IR@canadagoose.com

Royer:

pgaudreau@royer.com